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James B. Parsons*                                                                                                                                                                                                                                    *Also admitted in Oregon and

jparsons@parsonslaw.biz                                                                                                                                                                                                                          the Northern Mariana Islands

VIA EDGAR CORRESPONDENCE AND REGULAR MAIL

December 20, 2005

Ms. Cicely Luckey,

Branch Chief

Ms. Yolanda Crittendon,

Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 4561

Re: Commerce Development Corporation Ltd.

Form 10-KSB for the year ending December 31, 2004

Form 10-QSB for the quarters ending March 31, 2005, June 30, 2005 and

September 30, 2005

File #333-104647

Dear Ms. Luckey and Ms. Crittendon:

We represent Commerce Development Corporation Limited (the "Company") regarding certain securities matters. The Company has received your letter dated November 30, 2005, with comments regarding certain periodic reports filed on behalf of the Company.

On behalf of the Company, we would like to request an extension to answer the comments set forth in the November 30, 2005 letter. We would request an extension to answer until December 28, 2005.

On behalf of the Company, we would appreciate your consideration in reviewing this request.

Very truly yours.

PARSONS LAW FIRM

/s. James B. Parsons

JAMES PARSONS

JBP:kpc

cc: Andrew Mercer